UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                       February
07, 2019
  John G. Sharkey
  Secretary
  TSR, Inc.
  400 Oser Avenue
  Hauppauge, NY 11788

          Re:     TSR, Inc.
                  PRE 14A preliminary proxy statement filing made on Schedule
14A
                  Filed on December 20, 2018 by TSR, Inc.
                  File No. 000-08656

  Dear Mr. Sharkey,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  Schedule 14A

  1. Advise us why the EDGAR header tag used to identify the above-captioned submission was
     PRE 14A as distinguished from PREC14A. In addition, please confirm that successive filings, including any definitive proxy statement, will be designated correctly based on the publicly-available EDGAR header tags memorialized in the EDGAR Filer Manual or consultation with an EDGAR Filer Support specialist available at 202-551-8900.

  2. The legend required by Rule 14a-6(e)(1) regarding identification of the proxy statement as
     "preliminary" similarly should appear on the first page of the proxy statement, as defined in
     Rule 14a-1(g), as distinguished from the Notice or correspondence to shareholders. Please revise, in Amendment No. 1 to the proxy statement, in light of the permissibility under Rule
     14a-3(a) for the registrant to lawfully solicit while using a preliminary proxy statement.

  3. The letter to stockholders contends that "the Board believes Zeff's director nominations and stockholder proposals are part of a scheme to take control of the Company and its operations." Please qualify this statement given that the Zeff only appears to have nominated directors and such persons, if elected, would owe fiduciary duties to the stockholders, and no evidence has been offered to explain how such scheme to take control would be manifested.
 John G. Sharkey
TSR, Inc.
February 7, 2019
Page 2

4. Page 1 leaves open the date by which the proxy statement will be "distributed" while suggesting its future electronic availability on a dedicated website. Please advise us whether
   TSR will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

5. Notwithstanding the disclosure that appears on page 31 regarding the furnishing of a Form
   10-K upon the written request of a stockholder, which disclosure has been provided in an apparent effort to comply with Rule 14a-3(b)(10), please advise us how the registrant intends to comply, or has already complied, with its obligation to disseminate an annual report in compliance with Rule 14a-3(b)(1).

What is the difference between a stockholder of record and a beneficial owner of shares held in street name?, page 2

6. Please advise us of the legal basis upon which the registrant has relied to conclude that brokers may be eligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that "broker non-
   votes" will still exist even if the solicitation is contested. See Item 21(b) of Schedule 14A.

Background of this proxy solicitation, page 6

7. We noticed the disclosure regarding the adoption of the shareholder rights agreement on
   August 29, 2018. Advise us what consideration was given to registration of the rights associated with the plan on Form 8-A.

Proposal 1   Election of Directors, page 11

8. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

9. Advise us how the registrant complied with the Item 5(b)(1)(vi) requirement to disclose transactions in the subject class of securities within the past two years.

10. Advise us, with a view toward revised disclosure, how the registrant complied with the balance of the requirements codified beneath Item 5(b) of Schedule 14A.

Proposal 5   Stockholder Proposal Regarding Bylaw Restoration, page 29
11. Notwithstanding the assertion regarding the Board's belief regarding best interests, please revise to indicate, if true, that to the extent the proposal is lawfully approved, bylaws aligned with security holder interests could be repealed.
 John G. Sharkey
TSR, Inc.
February 7, 2019
Page 3

Other Business Solicitation and Expenses of Solicitation, page 31
12. Please revise the disclosure to quantify the total cost of the solicitation to date above what the registrant normally expends for uncontested solicitation for the election of directors, including attorney fees, litigation costs, and other charges that have been incurred to date.
    Refer to Item 4(b)(4) of Schedule 14A and corresponding Instruction 1 thereto which together require disclosure of costs "in furtherance of, or in connection with" the solicitation as well as "other costs incidental to the solicitation."

Form of Proxy

13. Please revise to identify the form of proxy as a preliminary copy. See Rule 14a-6(e)(1).

14. Please confirm, if true, that the registrant complied with its disclosure obligation under Rule
    14a-4(e) by representing that a properly executed proxy "will be voted as directed."

15. Advise us, with a view toward revised disclosure, why the form of proxy appears to have six numbered proposals. In addition, please revise the description of this sixth entry regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so that it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests that the right to use discretionary authority is absolute.

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                              Sincerely,

                                                              /s/ Nicholas P.
Panos

                                                              Nicholas P. Panos
                                                              Senior Special
Counsel
                                                              Office of Mergers
& Acquisitions
cc:    Rory A. Greiss, Esq.